11/16

Follow-Up

04054214

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

(03/94)

311670

RECEIVED

2004 NOV 16 P 12:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 3

IADB

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

Cdn.$300,000,000 4.75 per cent Notes due November 17, 2014,
being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: November 9, 2004

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Cdn.$300,000,000 4.75 per cent Notes due November 17, 2014 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of November 9, 2004 (the "Terms Agreement") and the Pricing Supplement dated as of November 9, 2004 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission [1]	Proceeds to the Bank
Per Note	99.764%	0.325%	99.439%
Total	Cdn.$299,292,000	Cdn.$975,000	Cdn.$298,317,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated October 5, 2004
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO
INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

October 5, 2004

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-11/04, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

[signature]

John S. Scott
Assistant General Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 83

Cdn.$300,000,000 4.75 per cent Notes due 2014

Issue Price: 99.764 per cent

Application has been made to list the Notes
on the London Stock Exchange

Canadian Imperial Bank of Commerce, London Branch

RBC Dominion Securities Inc.

Deutsche Bank Securities Inc.
National Bank Financial Inc.
Scotia Capital Inc.

The date of this Pricing Supplement is as of November 9, 2004

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

In connection with this issue and for a limited period after the issue date, the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. There may be, however, no obligation on the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	83
2.	Aggregate Principal Amount:	Cdn.$300,000,000
3.	Issue Price:	Cdn.$299,292,000, which is 99.764 per cent. of the Aggregate Principal Amount
4.	Issue Date:	November 17, 2004
5.	Form of Notes (Condition 1(a)):	Registered only. See also "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.
6.	Authorized Denomination(s) (Condition 1(b)):	Cdn.$1,000 or any integral multiple thereof
7.	Specified Currency (Condition 1(d)):	Canadian Dollars (Cdn.$) being the lawful currency of Canada

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	Canadian Dollars
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	Canadian Dollars
10.	Maturity Date (Condition 6(a); Fixed Interest Rate):	November 17, 2014
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date (November 17, 2004)
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	4.75 per cent. per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on May 17 and November 17 in each year commencing on May 17, 2005; the aggregate amount of annual interest payable in a period of one full year (the "Annual Interest Amount") shall be calculated on the Aggregate Principal Amount; the aggregate amount of semi-annual interest payable shall equal one-half of the Annual Interest Amount. Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention

	(c) Fixed Rate Day Count Fraction(s):	Whenever it is necessary to compute any amount of accrued interest in respect of the Notes for a period of less than one full year, other than with respect to regular semi-annual interest payments, such interest shall be calculated on the basis of the actual number of days in the period and a year of 365 or 366 days, as the case may be (the "Actual/Actual Canadian Compound Method").
14.	Relevant Financial Center:	New York, Toronto and London
15.	Relevant Business Days:	New York, Toronto and London
16.	Issuer's Optional Redemption (Condition 6(e)):	No
17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No
18.	Governing Law:	New York
19.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement, and the description contained in the Terms Agreement.
	(a) United States	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	The Managers are required to confirm that they have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the Notes in, from or otherwise involving the United Kingdom.
(c) Canada	Each of the Managers severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	London Stock Exchange
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Canadian Depository for Securities Limited ("CDS") through direct or indirect participants in CDS: DTC; Euroclear; Clearstream, Luxembourg For Clearance and Settlement Procedures, see "Additional Information regarding Clearing and Settlement" below.
3.	Syndicated:	Yes
4.	If Syndicated:	
	(a) Liability:	Several and not joint
	(b) Lead Manager:	Canadian Imperial Bank of Commerce, London Branch
	(c) Stabilizing Manager:	Canadian Imperial Bank of Commerce, London Branch
5.	Commissions and Concessions:	0.325% (0.125% combined management fee and underwriting commission; 0.200% selling concession)
6.	Codes:	
	(a) Common Code:	20586206
	(b) ISIN:	US458182CX82
	(c) CUSIP:	458182CX8
7.	Identity of Managers:	Canadian Imperial Bank of Commerce, London Branch RBC Dominion Securities Inc. Deutsche Bank Securities Inc. National Bank Financial Inc. Scotia Capital Inc.

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. See "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.

General Information

Additional Information regarding the Notes

The EU has adopted European Council Directive 2003/48/EC regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States (as defined below) will be required from a date not earlier than July 1, 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that, if European Council Directive 2003/48/EC or any other directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 is brought into force, it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

Additional Information regarding the Description of the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada), DTC (in the United States) or Clearstream,

Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. DTC will hold interests on behalf of its participants directly through its account at CDS and Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream, Luxembourg and Euroclear.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances described below.

If CDS notifies the Bank that it is unwilling or unable to continue as depositary in connection with the Global Note or ceases to be a recognized clearing agency under the Securities Act (Ontario) or other applicable Canadian securities legislation, and a successor depositary is not appointed by the Bank within 90 days after receiving such notice or becoming aware that CDS is no longer so recognized, the Bank will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Notes. The Bank may also at any time and in its sole discretion determinate not to have any of the Notes held in the form of the Global Notes and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Notes.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream, Luxembourg and Euroclear to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC, Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was incorporated in 1970 and is Canada's national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial

institutions and investment dealers active in domestic and international capital markets. CDS participants ("CDS Participants") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

CDS is a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal stock exchanges and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through DTC, Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. DTC participants, Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during

subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between Clearstream, Luxembourg, Euroclear and DTC participants will be effected in CDS.

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or Euroclear participant, the DTC participant will transmit instructions to DTC on settlement date. The Clearstream, Luxembourg participant or Euroclear participant will transmit instructions to Clearstream, Luxembourg or Euroclear at least one business day prior to the settlement date. One business day prior to settlement date Clearstream, Luxembourg and on settlement date Euroclear, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream, Luxembourg and Euroclear.

Although CDS, DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency Conversions

Currency Conversions

Initial purchasers are required to make payment in Canadian dollars. The Managers are prepared to arrange for the conversion of U.S. dollars into Canadian dollars to enable United States investors to make payment in Canadian dollars. Each such conversion will be made by such Manager on such terms and subject to such conditions, limitations and charges as such Manager may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by such investors. See "Certain Risk Factors—Exchange Rate Risks and Exchange Controls" in the Prospectus.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under "Definitive Certificates") are payable in Canadian dollars, but owners of beneficial interests in Notes

held through DTC ("DTC Beneficial Owners") will receive such payments in U.S. dollars, unless they elect, through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by the Bank. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) such DTC Beneficial Owner's election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, "New York business day" means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________

Name: Eloy B. Garcia
Title: Senior Deputy Finance Manager – Treasurer

Exhibit C

TERMS AGREEMENT NO. 83 UNDER
THE PROGRAM

As of November 9, 2004

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's Cdn.$300,000,000 4.75 per cent Notes due November 17, 2014 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. Toronto time on November 17, 2004 (the "Settlement Date"), at an aggregate purchase price of Cdn.$299,292,000, adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of 99.764 per cent of the principal amount (Cdn.$299,292,000) less a combined management fee and underwriting commission of 0.125 per cent and a selling concession of 0.20 per cent of the principal amount. For the avoidance of doubt, the Managers' purchase price after the above adjustments shall be Cdn.$298,317,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (Cdn.$) (in thousands)
Canadian Imperial Bank of Commerce, London Branch	252,000
RBC Dominion Securities Inc.	30,000
Deutsche Bank Securities Inc.	6,000
National Bank Financial Inc.	6,000
Scotia Capital Inc.	6,000

2. Payment for the Notes shall be made on the Settlement Date by Canadian Imperial Bank of Commerce, London Branch to the Bank by transfer in immediately available funds to an account designated by the Bank. The Notes shall be issued in the form of a registered global note (the "CDS Global Note") which shall be registered in the name of CDS & CO. as nominee for The Canadian Depository for Securities Limited ("CDS"). Delivery of the Notes shall be made to the Canadian Imperial Bank of Commerce, London Branch or to their order for the respective accounts of the several Managers on the Settlement Date.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed Canadian Imperial Bank of Commerce, London Branch as Stabilizing Manager with respect to this issue of Notes.

4. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this

Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

5. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE MANAGERS:

Canadian Imperial Bank of Commerce,
London Branch
Cottons Centre
Cottons Lane
London SE1 2QL

United Kingdom
Attention: Syndication and Origination
Telephone: +44 (0) 20 7234 6000
Facsimile: +44 (0) 20 7234 6083

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

8. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1993, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(iii) Severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or

indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Canadian Imperial Bank of Commerce, London Branch
(the "Sole Lead Manager")

on behalf of

RBC Dominion Securities Inc.
Deutsche Bank Securities Inc.
National Bank Financial Inc.
Scotia Capital Inc.
(together with the Sole Lead Manager, the "Managers")

By: ______________________________

Company:
Name:
Title: Attorney-in-fact for each of the several underwriters named above

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________

Name: Eloy B. García
Title: Senior Deputy Finance Manager – Treasurer

DC_LAN01:191353.10

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument

Canadian Imperial Bank of Commerce, London Branch
(the "Sole Lead Manager")

on behalf of

RBC Dominion Securities Inc.
Deutsche Bank Securities Inc.
National Bank Financial Inc.
Scotia Capital Inc.
(together with the Sole Lead Manager, the "Managers")

By. ______________________
Company: CANADIAN IMPERIAL BANK ...
Name: WARWICK PAUL
Title: Attorney-in-fact for each of the several underwriters named above

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By. ______________________
Name: Eloy B. Garcia
Title: Senior Deputy Finance Manager – Treasurer

DC_LAN01:99353.10

311670

File No. 83-1
Regulation IA
Rule 3

IADB

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

BRL200,000,000 Brazilian Inflation Linked Notes due December 8, 2009, being issued under the Bank's Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: December 7, 2004

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the BRL200,000,000 Brazilian Inflation Linked Notes due December 8, 2009 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated as of December 7, 2004 (the "Terms Agreement") and the Pricing Supplement dated as of December 7, 2004 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission [1]	Proceeds to the Bank
Per Note	100.00%	.25%	99.75%
Total	US$73,201,083.38 (BRL200,000,000)	US$183,002.71 (BRL500,000)	US$73,018,080.67 (BRL199,500,00)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Counsel to the Bank as to the legality of the obligations, dated October 5, 2004
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

BANCO INTERAMERICANO DE DESARROLLO
BANCO INTERAMERICANO DE DESENVOLVIMENTO
INTER-AMERICAN DEVELOPMENT BANK
BANQUE INTERAMERICAINE DE DEVELOPPEMENT

Washington, D.C. 20577

October 5, 2004

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-11/04, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Fiscal Agency Agreement, dated December 7, 1962, as supplemented from time to time, between the Bank and the Federal Reserve Bank of New York (the "Fed Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Assistant General Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

JSScott

John S. Scott
Assistant General Counsel

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 84

BRL 200,000,000 Brazilian Inflation Linked Notes due December 8, 2009

Issue Price: 100 percent

No application has been made to list the Notes
on any stock exchange

ABN AMRO Bank N.V.

The date of this Pricing Supplement is as of December 7, 2004

This Pricing Supplement ("Pricing Supplement") supplements the terms and conditions in, and incorporates by reference, the Prospectus dated January 8, 2001, and all documents incorporated by reference therein (the "Prospectus"), and should be read in conjunction with the Prospectus.

Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as in the Prospectus.

This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	84
2.	Aggregate Principal Amount:	BRL 200,000,000
3.	Issue Price:	100 percent of the Aggregate Principal Amount, paid in United States Dollars
4.	Issue Date:	December 14, 2004
5.	Form of Notes (Condition 1(a)):	Registered only
6.	Authorized Denomination(s) (Condition 1(b)):	BRL 100,000 and greater multiples of BRL 50,000
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Federative Republic of Brazil ("Brazilian Real" or "BRL"), provided that all payments in respect of the Notes will be made in United States Dollars
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	United States Dollars ("USD")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a)):	December 8, 2009.

11. Interest Basis (Condition 5): Fixed Interest Rate (Condition 5(I))

12. Fixed Interest Rate (Condition 5(I)):

Condition 5(I) shall not apply to the Notes. The bases of Calculation of the Interest Amount, Interest Payment Dates and default interest are as set forth below.

(a) Interest Determination Date: The Fixing Date (as defined below).

(b) Business Day Convention: Following Business Day Convention

(c) Interest Payment Date(s): December 8 of each year, commencing December 8, 2005, and each year thereafter, including the Maturity Date.

(d) Interest Period: Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided that* the initial Interest Period will commence on and include the Issue Date, and the final Interest Period will end on but exclude the Maturity Date.

(e) Day Count Fraction (DCF): Actual/360, adjusted to the next Relevant Business Day in the event an Interest Payment Date falls on a day that is not a Relevant Business Day.

(f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent will calculate the amount of interest payable (the "**Interest Amount**") in respect of each Authorized Denomination for the relevant Interest Period.

The Interest Amount will be calculated as follows:

> Calculation Amount *times* [{(1+ Rate of Interest) to the power of DCF} [carried out to 9 decimal places with .0000000005 being rounded upwards thereafter] *minus* 1]

and dividing such resulting amount by the FX Rate and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with 0.005 being rounded upwards.

Where:

"**Calculation Amount**" means the Aggregate Principal Amount *times* the Inflation Factor on each Fixing Date.

"**Fixing Date**" means the date that is five Relevant Business Days prior to any date of payment of principal, interest, or both, as the case may be, provided that if there is an Unscheduled Holiday between such Fixing Date and such date of payment, there shall be no adjustment to such Fixing Date on account thereof; where "Unscheduled Holiday" means a day that is not a Relevant Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial center(s) of the Specified Currency two Relevant Business Days prior to the Fixing Date.

The "**FX Rate**" means, for any Fixing Date, the Brazilian Real/USD spot offer rate (i.e., the rate at which banks buy BRL and sell USD) ("**BRL/USD Rate**") expressed as the amount of Brazilian Reais per one U.S. Dollar reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consultas de Câmbio" or "Exchange Rate Inquiry"), Option 5 ("Cotações para Contabilidade" or "Rates for Accounting Purposes") (the "**PTAX Rate**") around 5:30 p.m. São Paulo time one Relevant Business Day prior to the relevant Fixing Date (the "Rate Collection

Date"), as determined by the Calculation Agent, subject to the FX Rate Fallback Provisions set forth below.

On the Rate Collection Date, and for potential use pursuant to the fallback provisions set forth below, the Calculation Agent will request quotations as of 4 p.m. São Paulo time for the spot offer BRL/USD Rate from five of the most active banks active in the BRL/USD currency and foreign exchange markets (such banks, the "**Reference Banks**") selected by the Calculation Agent following the procedures set forth below.

"**FX Rate Fallback Provisions**":

In the event that the PTAX Rate scheduled to be reported on the Rate Collection Date is not reported by the Banco Central do Brasil on the Rate Collection Date or by 4 p.m. São Paulo time on the Fixing Date, the FX Rate for such Fixing Date will be the settlement rate, if available, used for such Fixing Date pursuant to the procedures used by *Bolsa de Mercadorias e Futuros* (the "**BM&F**") to cash settle open positions in accordance with item 6.4 of the Swap Contracts (*Especificações dos Contratos a Termo de Troca de Rentabilidade*) that, as of the Issue Date, are referenced to the PTAX Rate, or any successor regulations (the "**BM&F FX Rate**").

In the event that such BM&F FX Rate is not available by 4 p.m. São Paulo time on such Fixing Date, the FX Rate for such Fixing Date will be the settlement rate for such Fixing Date used by the *Câmara de Custódia e Liquidação* (the "**CETIP**") to cash settle derivatives contracts in the over-the-counter market (the "**CETIP FX Rate**"), that, as of the Issue Date, are referenced to the PTAX Rate, as determined

in item 2 of the Comunicado SPR n. 002/94, dated as of January 28, 1994, or any successor regulations.

In the event that none of the PTAX Rate, the BM&F FX Rate and the CETIP FX Rate are available by 4 p.m. São Paulo time on the Fixing Date, the Calculation Agent shall determine the FX Rate by reference to the quotations received from the Reference Banks on the Rate Collection Date as described herein.

If five or four quotations are provided, the FX Rate will be the arithmetic mean (rounded to the nearest five decimal places, 0.000005 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks after disregarding the highest such quotation and the lowest such quotation; *provided,* that if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if two or more such quotations are the lowest quotations, then only one of such lowest quotations shall be disregarded.

If three or two quotations are provided, the FX Rate will then be the average of the BRL/USD Rates obtained. If only one or no such quotations are obtained from the Reference Banks, if the Calculation Agent determines in its sole discretion that there are one or two other suitable replacement banks active in the BRL/USD currency and foreign exchange market that could provide quotations of the BRL/USD Rate (for a total of at least two banks), the Calculation Agent shall ask such banks to provide such quotations as of 4 p.m. São Paulo time on the Rate Collection Date and shall use such quotations it receives to determine the FX Rate (taking an average rate, as set forth

above).

If, after complying with all of the FX Rate Fallback Provisions above, the Calculation Agent determines in its sole discretion that there are no other means to obtain the relevant quotation of the BRL/USD Rate in a timely manner, on the Fixing Date the Calculation Agent will determine the FX Rate as of the Rate Collection Date in its sole reasonable good faith discretion using such objective criteria as are reasonably available at the time.

"Inflation Factor" means, with respect to a specified date, N^t/N^0, carried out to 4 decimal places, with rounding thereafter, if necessary (0.00005 being rounded upwards), where "N^0" means the IGP-M Index on the Issue Date, i.e., 328.588, and "N^t" means the IGP-M Index on the relevant Fixing Date relating to such specified date.

"IGP-M Index" means the Brazilian Inflation Index value, as published by *Fundação Getúlio Vargas* (the **"Index Sponsor"**), carried out to 3 decimal places, with rounding thereafter, if necessary (0.0005 being rounded upwards). For avoidance of doubt, the IGP-M Index on any Fixing Date in any calendar month shall be the value published by the Index Sponsor for the calendar month of the Rate Collection Date, i.e. the month of November, and may be observed on Bloomberg page "IBREIGPM Index", *provided, however*, that the Calculation Agent may determine the IGP-M Index by reference to any source published by the Index Sponsor.

"IGP-M Index Fallback Provisions":

If prior to or on a Fixing Date the Index Sponsor discontinues publication of the

IGP-M Index, or if the IGP-M Index is otherwise unavailable, and as of such Fixing Date publication of the IGP-M Index remains discontinued or unavailable, and the Index Sponsor or another entity has published a successor or substitute index which is recognized by dealers in the city of São Paulo as the replacement of the IGP-M Index, and which the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a "**Successor Index**"), then the value of the IGP-M Index will be determined by reference to the value of such Successor Index on the relevant date.

If on the Fixing Date the Index Sponsor has discontinued publication of the IGP-M Index, or the IGP-M Index is otherwise unavailable, as set forth above and the Calculation Agent determines that no Successor Index is available, the IGP-M Index for the Fixing Date will be the index or the procedures used by BM&F to cash settle open positions on the Fixing Date in accordance with item 6.4 of the Swap Contracts (*Especificações dos Contratos a Termo de Troca de Rentabilidade*) that, as of the Issue Date, are referenced to the IGP-M Index (the "**BM&F Index**"); *provided*, that in the event that none of the IGP-M Index, the Successor Index and the BM&F Index are available, the IGP-M Index will mean the index used by CETIP to cash settle derivatives contracts in the over-the-counter market (the "**CETIP Index**") on the Fixing Date, that, as of the Issue Date, are referenced to the IGP-M Index, as determined by item 3 of the Comunicado SPR n° 002/94, dated as of January 28, 1994, or any successor regulations.

In the event that both the BM&F Index and the CETIP Index are not available on the

Fixing Date, the calculation of the IGP-M Index will be determined on the Fixing Date by the Calculation Agent in good faith and in a commercially reasonable manner.

In the event that the IGP-M Index used in the calculation of the Calculation Amount for an Interest Period or a Redemption Amount is amended or otherwise varied in any way following the relevant Fixing Date, the Calculation Amount for such Interest Period shall not be recalculated.

If at any time the method of calculating any of the above indices is changed in a material respect, or is in any other way modified in a material respect, so that such index does not, in the reasonable opinion of the Calculation Agent, fairly represent the value of the index had such changes or modifications not been made, then the Calculation Agent will determine the value of the IGP-M Index in good faith and in a commercially reasonable manner.

The use of a fallback FX Rate or IGP-M Index amount for any given calculation will not affect the calculation of any prior Interest Amount or any subsequent Interest Amount or Redemption Amount.

If the Redemption Amount, or the Interest Amount payable on any Interest Payment Date, as the case may be, is calculated in any manner other than by utilizing the IGP-M Index for the calculation of the Inflation Factor, or other than by utilizing the PTAX Rate as the FX Rate, the Noteholders shall be notified by, or on the behalf of, the Bank in accordance with Condition 14 (Notices).

(g) Rate of Interest: 6.26% per annum.

(h) Calculation Agent (if not the See "7. Identity of Calculation Agent" under

Global Agent):	"Other Relevant Terms."
13. Relevant Financial Center:	Any of Rio de Janeiro, São Paulo, or Brasilia and New York
14. Relevant Business Day:	Any of Rio de Janeiro, São Paulo, or Brasilia and New York
15. Redemption Amount (Condition 6(a)):	The Redemption Amount will be determined by the Calculation Agent as follows: The greater of: {Aggregate Principal Amount *times* Inflation Factor (determined with respect to the final Fixing Date)} *divided by* the FX Rate. or Aggregate Principal Amount *divided by* the FX Rate.
16. Issuer's Optional Redemption (Condition 6(e)):	No
17. Redemption at the Option of the Noteholders (Condition 6(f)):	No
18. Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount will be a USD amount equal to the Redemption Amount that is determined in accordance with "15. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "12. Fixed Interest Rate (Condition 5(I))", using the most recently available FX Rate and IGPM-Index in relation to the date upon which the Notes become due and payable as provided in

Condition 9; *provided*, that for purposes of such determination, the "Fixing Date" shall mean the date that is five Relevant Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9, subject to adjustment as provided for herein.

19.	Governing Law:	New York
20.	Selling Restrictions:	
	(a) United States:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement. Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.
	(c) Brazil:	The Notes may not be offered or sold to the public in Brazil. Accordingly, the offering of the Notes has not been submitted to the Brazilian Securities and Exchange Commission (Commisão de Valores Mobilários, the CVM) for approval. Documents relating to such offering, as well as the information contained herein and therein, may not be supplied to the public, as a public offering in Brazil or be used in connection with any offer for subscription or

	sale to the public in Brazil.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	0.25% percent of the Aggregate Principal Amount
5.	Codes:	
	(a) Common Code:	020815809
	(b) ISIN:	XS0208158096
6.	Identity of Dealer:	ABN AMRO Bank N.V.

7. Identity of Calculation Agent:	ABN AMRO Bank N.V. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent. In relation to each Interest Determination Date, each Redemption Date and any day on which the Notes are redeemed early, as soon as is reasonably practicable after the determination of the relevant IGP-M Index or FX Rate, as the case may be, in relation thereto, and in no event later than 6:00 p.m., New York time, on the Relevant Business Day on which the relevant value is to be determined, the Calculation Agent shall notify the Issuer and the Global Agent of the IGP-M Index, FX Rate, Interest Amount, Redemption Amount, or Early Redemption Amount, as the case may be, in relation thereto.
8. Provision for Registered Notes:	
(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

Additional Information

Recent Developments:

On March 29, 2004, the Board of Governors of the Bank appointed Ernst & Young LLP as the Bank's external auditor for the year 2004.

EU Directive:

The Bank undertakes that, if European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 is brought into force, it will ensure that it maintains a paying agent in an EU Member State that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

The EU has adopted a Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005 to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Brazilian inflation rate and the foreign exchange rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

Additional Tax Matters:

Holders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

INTER-AMERICAN DEVELOPMENT BANK

By: *[signature]*

Name: Hiroshi Naka

Title: Deputy Finance Manager, Capital Markets and Accounting Subdepartment

TERMS AGREEMENT NO. 84 UNDER
THE PROGRAM

As of December 7, 2004

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 200,000,000 Brazilian Inflation Linked Notes due December 8, 2009 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on December 14, 2004 (the "Settlement Date"), at an aggregate purchase price of BRL 200,000,000 (USD 73,201,083.38), payable in United States Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities,

financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: issue price of 100 percent of the principal amount (BRL 200,000,000) less a combined management and underwriting fee of 0.25 percent of the principal amount. For the avoidance of doubt, the Dealer's purchase price after the above adjustments is 99.75 percent of the principal amount, which is BRL 199,500,000 or USD 73,018,080.67, and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by ABN Amro Bank N.V. to Citibank, N.A., London office, in its capacity as Global Agent of the Program, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the

Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Capital Markets Division
Telephone: 202-623-2441
Facsimile: 202-623-3388

FOR THE DEALER

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom
Attention: MTN Desk
Telephone: +44 20 7678 3302
Facsimile: +44 20 7857 9159/9199

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended; (B) the Notes may not be offered or sold to the public in Brazil. Accordingly, the offering of the Notes has not been submitted to the Brazilian Securities and Exchange Commission (Commisão de Valores Mobilários, the CVM) for approval. Documents relating to such offering, as well as the information contained in the Pricing Supplement and therein, may not be supplied to the public, as a public offering in Brazil or be used in connection with any offer for subscription or sale to the public in Brazil; and (C) no action has been or will be taken by the Bank that would permit a public

offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ABN AMRO BANK N.V.

By: ______________________
Name: X. WERNER
Title:

By: ______________________
Name: A Seiten
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: Hiroshi Naka
Name: Hiroshi Naka
Title: Deputy Finance Manager,
Capital Markets and Accounting Subdepartment

DC_LAN01:191247.5

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2004
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2004, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Coupon (%)	Borrowing Currency	Borrow Amount	Issue Price (%)	Issue Date	Maturity Date
5.28	NZD	472,000,000	99.98	7-Sept-04	7-Sept-2006
4.50	USD	1,000,000,000	99.817	15-Sept-04	15-Sept-2014

Annex B

ORDINARY CAPITAL
September 30, 2004

Ordinary Capital
Balance Sheet - As of September 30, 2004
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 232,720
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 1,455,600		
Time deposits and other obligations of banks	3,048,432		
Asset- and mortgage- backed and corporate securities	5,467,960	$ 9,971,992	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	2,340,810		
Time deposits and other obligations of banks	386,943		
Asset- and mortgage- backed, corporate securities and commercial paper	759,805	3,487,558	13,459,550
Loans outstanding (1)			
Total loans approved, less cancellations		110,313,770	
Less principal collected		(45,908,611)	
Less writte offs		(65,754)	
Less loans sold		(895,625)	
Less undisbursed balance (2)		(14,516,576)	
		48,927,204	
Allowance for loan losses		(186,265)	48,740,939
Accrued interest and other charges			
On investments		81,789	
On loans		541,648	
On swaps, net		171,822	795,259
Receivable from members			
Capital subscriptions		531	
Non-negotiable, non-interest bearing demand obligations		394,434	
Amounts to maintain value of currency holdings		67,612	462,577
Currency and interest rate swaps			
Investments		79	
Borrowings		1,609,964	1,610,043
Other Assets			
Property, improvements and equipment, at cost		535,841	
Less Accumulated Depreciation & Amortization		(224,154)	
		311,687	
Unamortized borrowing costs		232,175	
Miscellaneous		280,855	824,717
Total assets			$ 66,125,805

(1) Excludes private sector loan participations.
(2) The Bank has entered into irrevocable commitments to disburse $19 million.

Ordinary Capital
Balance Sheet - As of September 30, 2004
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 48,255,641	
Unamortized discount		(2,644,079)	
Bond hedge basis adjustments		359,180	
		45,970,742	
Short term borrowings, net		49,464	$ 46,020,206
Currency and interest rate swaps			
Investments		103,981	
Loans		37,706	
Borrowings		581,958	723,645
Amounts payable to maintain value of currency holdings			196,119
Other liabilities			
Payable for investment securities purchased		580,506	
Accrued interest on borrowings		675,242	
Accounts payable and accrued expenses		96,135	1,351,883
Total liabilities			48,291,853
Equity			
Capital stock			
Subscribed - 8,368,379 shares		100,951,374	
Less callable portion		(96,611,180)	
Paid-in		4,340,194	
General reserve		10,425,537	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 421,339		
Unrealized loss on cashflow hedges	(18,618)	402,721	17,833,952
Total liabilities and equity			$ 66,125,805

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended September 30, 2004 and 2003
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2004	2003	2004	2003
Income				
From loans [1]				
- Interest	$ 198,380	$ 183,945	$ 1,828,707	$ 1,972,476
- Credit commissions	2,536	(3,519)	23,852	49,735
- Supervision and inspection	-	(3,594)	-	11,935
- Fees from private sector and emergency lending	2,156	5,468	18,074	29,885
	203,072	182,300	1,870,633	2,064,031
From investments	24,469	24,560	205,646	227,213
From other sources	546	333	6,605	10,388
Total income	228,087	207,193	2,082,884	2,301,632
Expenses				
Borrowing expenses	135,320	127,814	1,185,277	1,244,745
Administrative expenses	28,797	20,527	243,801	223,273
Provision (credit) for loan and guarantee losses	-	11,011	8,184	109,702
Total expenses	164,117	159,352	1,437,262	1,577,720
Income before SFAS 133	63,970	47,841	645,622	723,912
Effect of applying SFAS 133 [2]	26,334	15,566	157,299	26,582
Net income	90,304	63,407	802,921	750,494
Allocation to the Fund for Special Operations	-	-	-	-
Addition to general reserve for the period	90,304	63,407	802,921	750,494
General reserve, beginning of period	10,335,233	7,904,443	9,622,616	7,217,356
General reserve, end of period	$ 10,425,537	$ 7,967,850	$ 10,425,537	$ 7,967,850

(1) At September 30, 2004, Private Sector loans with an aggregate outstanding balance of $293.2 million were on nonaccrual status. If all loans had been on accrual status, income from loans for 2004 would have been higher by $10.6 million.
(2) Effective January 1, 2004, the Bank discontinued the use of hedge accounting.

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended September 30, 2004 and 2003
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2004	2003	2004	2003
Net income	$ 90,304	$ 63,407	$ 802,921	$ 750,494
Other comprehensive income (loss):				
Translation adjustments				
General reserve	21,415	162,452	(77,034)	201,782
Special reserve	4,177	33,929	(11,871)	48,613
Total translation adjustments	25,592	196,381	(88,905)	250,395
Reclassification to income - cash flow hedges [1]	919	(8,676)	8,094	2,244
Total other comprehensive income (loss)	26,511	187,705	(80,811)	252,639
Comprehensive income	$ 116,815	$ 251,112	$ 722,110	$ 1,003,133

(1) Effective January 1, 2004, the Bank discontinued the use of hedge accounting.

Ordinary Capital
Statement of Cash Flows
For the Period Ended September 30, 2004 and 2003
(Expressed in thousands of United States dollars)

	2004	2003
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (2,235,357)	$ (5,261,429)
Loan collections (net of participations)	3,737,891	4,747,972
Net cash provided by (used in) lending activities	1,502,534	(513,457)
Net decrease in trading investments	1,547,574	180,009
Gross purchases of held to maturity investments	(3,566,814)	(982,031)
Gross proceeds from maturities of held to maturity investments	3,678,604	1,235,024
Miscellaneous assets and liabilities	(41,174)	(53,737)
Net cash provided by (used in) lending and investing activities	3,120,724	(134,192)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Gross proceeds	3,123,270	7,295,140
Repayments	(5,520,430)	(7,402,040)
Short term borrowings, net	(1,520,049)	(730,787)
Collections of receivables from members	30,124	79,258
Net cash used in financing activities	(3,887,085)	(758,429)
Cash flows from operating activities		
Loan income collections	1,869,881	2,182,755
Interest and other costs of borrowings	(1,157,842)	(1,255,975)
Income from investments	198,238	225,683
Other income	6,604	5,982
Administrative expenses	(258,338)	(239,724)
Net cash provided by operating activities	658,543	918,721
Cash allocation to the Fund for Special Operations	-	-
Effect of exchange rate fluctuations on cash	(6,500)	6,980
Net (decrease) increase in cash	(114,318)	33,080
Cash, beginning of period	347,038	205,858
Cash, end of period	$ 232,720	$ 238,938
Reconciliation of net income to net cash provided by operating activities:		
Net Income	$ 802,921	$ 750,494
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(752)	124,678
Income from investments	1,802	1,514
Net unrealized gain on trading investments	(9,210)	(3,044)
Interest and other costs of borrowings	9,685	(281,154)
Administrative expenses, including depreciation	(14,537)	(20,856)
Net unrealized (gain) loss from SFAS 133	(139,550)	237,387
Provision for loan and guarantee losses	8,184	109,702
Net cash provided by operating activities	$ 658,543	$ 918,721
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ (59,602)	$ 200,353
Held to maturity investments	(22,992)	394,324
Loans outstanding	(219,994)	962,605
Borrowings and related swaps	(229,193)	1,075,634
Receivable from members - net	2,570	(336,877)